SINO GREEN LAND CORPORATION
6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490

June 25, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:
Sino Green Land Corporation.
Registration Statement on Form S-1
Filed May 17, 2010
File No. 333-164006

Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2009
Filed April 30, 2010
File No. 000-53208

Ladies and Gentlemen:

Sino Green Land Corporation (the “Company”), is filing amendment No. 2 to the captioned registration statement on Form S-1 in response to the questions raised by the staff of the Securities and

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please revise to include the interim financial statements for the quarter ended March 31, 2010. See Article-8-08 of Regulation S-X.

Response:  The interim financial statements for the quarter ended March 31, 2010 have been included and the registration statement generally has been updated to include information for that quarter.

Prospectus Summary, page 2

2.
We note your references here and elsewhere in your prospectus that you are expanding your business to include the sale of “green foods.” In an appropriate place in your prospectus, please elaborate upon what you mean by this term as it is not self-evident what types of products fall into the category of “green foods.” Please also elaborate upon what it means for “green foods” to “meet standards set by the China Ministry of Agriculture” and to be certified as such “by the Green Food Development Center.”

Response:  We have included under “Business – Proposed Green Foods Distribution Hub” information concerning the requirements for a food product to obtain green food certification.

Securities and Exchange Commission
June 25, 2010

Issuance of Securities to the Selling Shareholders, page 4

3.
We note your Form 8-K that was filed on May 28, 2010 indicating that you have sold an aggregate of 17,000,000 shares of common stock at a purchase price of $.20 per share. Considering you have outstanding warrants with an exercise price of $.25 that, pursuant to their terms, adjust the exercise price if common stock is issued at a price less than the $.25 exercise price, please disclose how this private placement impacts the exercise price of these warrants. In this regard, we note your disclosure on page 24 that the holders of these warrants waived this provision in connection with the February 2010 private placement; please tell us if the holders of these warrants also modified the applicable time period of this adjustment provision as your disclosure states here that the provision applies to the issuance of common stock from August 7, 2010 to August 7, 2011.

Response:  Under the terms of the $0.25 warrants, there was no adjustment in the exercise price of the warrants as a result of the issuance of the stock at $0.20 per share. The holders of the warrants did not modify the applicable time period relating to adjustments in the warrant exercise price.

Risk Factors, page 7

Our proposed green foods distribution business is a new, cash intensive business, page 7

4.
We note your addition of the above referenced risk factor on page seven and the several bullet pointed risks that follow. Please revise the subheading to reflect the general risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware. Please also limit your bullet points in the text of the risk factor to those that work only in this prospectus. If the risk is readily transferable to other companies’ offering documents, it is probably too generic. We note for example the bullet points on page 8 that begin “In the event that there is a recall…”, “In the event that we cannot successfully develop one or more product lines...”, and “We will need to develop and implement a marketing program...”

Response:  We have revised the subheading of this risk factor to read as follows:  “Since our proposed green foods distribution business is a new, cash intensive business in which we have no prior experience we may not be able to develop this business or operate this business profitably.”

We have deleted the bullet point beginning “We will need to develop and implement a marketing program.”

We believe that the recall risk is a meaningful risk with respect to our green foods division.  We plan to purchase from a number of different suppliers.  In the event that there is a recall of one product, it could affect our other products as well.  We have revised the bullet point to make this risk clearer.

We believe that the risk relating to our failure to develop one or more product lines is a risk that is associated with our business.  We will be selling a number of different product lines.  Our failure to develop only a small portion of these product lines could affect our ability to operate this business, as a whole, profitably.  We have revised the language to make this risk clearer.

Securities and Exchange Commission
June 25, 2010

Our contracts with Mr. Luo are governed by the laws of the PRC, page l 2

5.
The above referenced subheading is too vague and generic to adequately describe the risk that follows. Please revise this subheading to reflect the risk you are describing in the accompanying text and explain why the risk is one of which investors should be made aware.

Response:  We have revised the subheading to read as follows:  “Because our contracts with Mr. Luo are governed by the laws of the PRC, and because the legal system of the PRC is not as well developed as the United States legal system, we may have difficulty in enforcing any rights we may have under our agreements with Mr. Luo.”

Risks Associated with Companies Conducting Business in the PRC, page l3

6.
We reissue comment eight of our January 22, 2010 letter. Your risk factor, as revised, continues to be generic and does not mention any specific changes that will be adverse to you. Please revise or remove the risk.

Response:  We have deleted the risk factor.

The potential sale of 14,000,000 shares pursuant to this prospectus..., page 20

7.
Please revise the second sentence of the first risk factor on page 20 to be consistent with your response to comment 5 of our January 22, 2010 letter and your disclosure on page 27. It appears that your second use of the word “warrant” in this sentence should be replaced with “option.”

Response:  We have changed the word “warrant” to “option.”

Private Placements With Selling Shareholders, page 23

8.
We note your revisions to the second full paragraph on page 24 in response to comment 14 of our January 22, 2010 letter. Please further revise this paragraph to disclose all of the material terms of the :series A preferred voting rights as set forth in the certificate of designation or, at a minimum, provide readers with a cross-reference to the more detailed discussion you provide of these rights under “Description of Capital Stock” on page 56.

Response:  We have included a cross-reference to the caption “Description of Capital Stock” at the end of the discussion of the series A preferred stock under “Private Placements with Selling Shareholders.”

Liquidity and Capital Resources, page 34

9.
We note that in response to comment 21 of our January 22, 2010 letter, you revised your disclosure on pages 35 and 36 to state several potential sources of additional capital, but you do not discuss any plans with respect to these sources. Please expand your disclosure to clarify your plans for obtaining the needed capital, or if you have no such plans at this time, please state so.

Response:  We included under “Liquidity and Capital Resources” language which discusses our lack of any financing commitments.

10.
You mention the need for an additional $11 million in connection with your development of your green food distribution efforts. Please revise to quantify the amount of funds you will need to expand your current operations into supermarkets and other retail outlets. We also note your indication that in order to increase your revenue, you will need to obtain additional farmland for your farming collectives to grow additional produce; please quantify the amount that might be required to finance these purchases. Please also disclose how and why you will prioritize the use of any capital you receive from the equity or debt markets or from borrowed funds among your plans to develop your green food distribution efforts, expand your current business to retailers and procure additional farmland.

Securities and Exchange Commission
June 25, 2010

Response:  We included language under “Liquidity and Capital Resources” to state that the first priority is the green foods distribution hub, that the development of independent retail operations will be included as part of the green foods distribution hub and that, to the extent that we are not able to raise financing for the purchase of land use rights for our fruit business, we will rely upon cash flow from operations for that purpose.

11.	In the seventh paragraph on page 35 of your filing you state that you sold to two investors “4,167,000 for $0.12 per share, for a total of $500,000.” Please revise to clarify what was sold.

Response: We have revised the language to state that we sold common stock.

New Accounting Pronouncements, page 37

12.
We read your response to comment 23 of our letter dated January 22, 2010. Generally, when a warrant’s underlying shares are publicly traded, those shares are considered readily convertible to cash. Tell us the increments in which the warrants can be exercised. In this regard, your analysis with regard to net cash settlement should consider the size of the warrant exercise relative to your trading volume. Further, we assume a warrant holder has the ability to exercise their warrants periodically in incremental amounts and then sell the underlying shares in a manner which would not have a significant effect on the market price of your common stock. Based on your current analysis it would appear the 2008 and 2009 issued freestanding warrants are derivatives. Please provide to us your step 2 analysis under FASB ASC 815-40-15-7C with respect to the warrants issued in August 2009 as we previously requested, and advise us how you maintain equity classification is appropriate considering the adjustable nature of their exercise prices.

Response:  Although our stock is “publicly traded” there is no meaningful market in the stock.  For example, for the period from May 3, 2010 until June 17, 2010, there was trading on only five days.  The trading volume on those five days was 7,000 shares, 1,600 shares, 2,000 shares, 41,100 shares and 8,100 shares.  There were no reported trades from May 20, 2010 through June 17, 2010.  There were also periods during 2009 when there was no trading for very significant periods.  Trading in our common stock on the OTCBB commenced on May 12, 2009. During the period from May 12, 2009 until June 17, 2010, there were 284 trading days.  Our stock traded on only 50 days, with an average daily volume of 1,371 shares.  When there is no active market for the underlying common stock, the sale of a relatively small number of shares, such as 10,000, would have a disproportionate effect on the market. Thus, on June 21, 2010, the price of the common stock declined 25% as a result of a sale of 400 shares.  Although the warrants, which are all currently exercisable, may be exercised in increments, there is no real market for the underlying stock.  Accordingly, the warrants are not readily convertible into cash.

An instrument (or embedded feature) shall be considered indexed to an entity‘s own stock if its settlement amount will equal the difference between the following: (a) the fair value of a fixed number of the entity‘s equity shares and (b) a fixed monetary amount or a fixed amount of debt instrument issued by the entity.

Securities and Exchange Commission
June 25, 2010

An instrument‘s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity‘s control.  If the instrument‘s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity‘s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

Our 2009 warrants do not meet the above criteria and should not be considered to be derivatives.

13.
We read your response to comment 24 of our letter dated January 22, 2010. You state that Organic Research was a private company at the time the 2008 warrants were issued. However, you should assess whether a warrant is a derivative on a continual basis. If a warrant initially does not meet the definition of a derivative but later does because you are no longer a private entity, the warrant should be accounted for as a derivative from the date it meets the definition of a derivative, assuming it does not meet one of the scope exceptions. In this regard, please reassess for us the 2008 warrants for derivative accounting treatment subsequent to the date of the reverse acquisition.

Response:  We evaluate whether all of our warrants are derivatives at the end of each fiscal quarter in connection with the preparation of our quarterly (or annual, in the case of the fourth quarter) period.  We believe that, because the warrants are not readily convertible into cash at December 31, 2009 and March 31, 2010, they should not be treated as derivatives on those dates for the reasons described in our response to comment 12.

The 2008 warrants entitled the holders to purchase 5,115,090 shares of common stock, and the terms of the warrants were not determined until we had raised $3,000,000 in financings at which time the number of shares and the exercise price were determined.  This determination was made in December 2009.  Given the absence of a trading market for our common stock, these warrants are not readily converted to cash.

14.
We read your responses to comments 24 and 49 of our letter dated January 22, 2010. We also read your disclosure in footnote 7 on page F-15. Tell us your consideration of FASB ASC 470-20-25-2 with regard to the warrants issued in connection with the convertible note financing. In this regard, the warrants appear to be detachable and as such should have been initially recorded as a debt discount as opposed to warrant expense. In this regard, it is not clear why the warrants were expensed immediately. Please advise us of the GAAP literature you applied, or revise your financial statements.

Response:  The convertible debt was paid in April 2009 before the terms of the 2008 warrants became determined.  As a result, we expensed the value of the warrants immediately.

15.
Notwithstanding the above comments, we note your disclosure on page F-16 that the August 3, 2009 warrants’ have cashless exercise rights. Typically warrants with these net-settled features are derivatives. Refer to FASB ASC 815-10-55-90. Please provide us your analysis in determining whether these warrants are derivatives and tell us how you concluded equity classification was appropriate.

Response:  The warrants are not readily convertible into cash for the reasons discussed under the response to comment 12.

Securities and Exchange Commission
June 25, 2010

Business, page 38

Marketing, Sales and Distribution, page 43

16.
In the last paragraph on page 43, you indicate that you have entered into an agreement with a distributor in Australia “pursuant to which [you] will sell green foods to this distributor once [you] have developed [y]our green foods.” This disclosure seems inconsistent with your disclosure on pages 2 and 29 where you indicate that you have commenced exporting food products to Australia. Please revise or advise.

Response:  We have revised the disclosure to state that we have commenced sales to Australia, but sales are not significant.  Also, the agreement with East Timor has been terminated and is no longer reflected in the registration statement.

Management, page 48

17.
Please revise your disclosure beginning on page 48 to discuss each director’s specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. See Item 401(e) of Regulation S-K and refer to Question 3 of our Proxy Disclosure Enhancements Transition, Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:  We have included, with respect to each director, information as to why we believe that he is qualified to serve as a director.

Compensation of Directors, page 51

18.	Please revise to provide this information in tabular format, as required by Item 402(r) of Regulation S-K.

Response:  We have revised the disclosure so show, in tabular form, the information as to the one director whose compensation is not fully disclosed in the Summary Compensation Table.

Principal Shareholders, page 51

19.
Please tell us why the beneficial ownership information you provide here reflects 12,045,133 shares of common stock held by T Squared Capital LLC and T Squared Investments LLC but the amount you disclose on page 21 reflects 12,199,626 shares of common stock

Response:  We have updated the beneficial ownership information as to T Squared Capital LLC and T Squared Investments LLC so that the disclosure under “Principal Shareholders” is consistent with the disclosure under “Selling Shareholders.”

Securities and Exchange Commission
June 25, 2010

Consolidated Balance Sheets page F-3

20.
We read your response to comment 34 of our letter dated January 22, 2010. We also read your disclosure on page F-9 with regard to your accounting policy on advances. We note the advances are required to construct a distribution center the Company intends to lease. Please provide to us your lease accounting analysis with regard to these advances. In this regard, explain to us what consideration you gave to FASB ASC 840-40-05-5. We also note you classified the advances as an operating cash outflow. Tell us why such payments would not be more appropriately classified as an investing cash outflow. Please be comprehensive in your response, and if applicable, revise your accounting policy footnote and financial statements accordingly.

Response:   The Financial Accounting Standards Board has ruled that a lease should be treated as an capital lease if it meets any one of the following four conditions:

•	the life of the lease exceeds 75% of the life of the asset;

•	there is a transfer of ownership to the lessee at the end of the lease term;

•	there is an option to purchase the asset at a "bargain price" at the end of the lease term; and

•	the present value of the lease payments, discounted at an appropriate discount rate, exceeds 90% of the fair market value of the asset.

We reviewed our advance payment for the construction of the distribution center.  We concluded that these advances do not meet any one of the four conditions, and, accordingly, the lease is an operating lease.

The advances for the leases are reflected under cash flow from investing activities in our financial statements for the quarter ended March 31, 2010.

1. Organization and Description of Business, Page F-7

21.
We read your response to comment 39 of our letter dated January 22, 2010. We re-issue our prior comment. In this regard, only entities under common control should be accounted for at historical cost. Based on your response it appears there was a related party interest in both entities, however it does not appear both entities were under common control. Please advise us and disclose the historical ownership structures of NI and Organic Region. Further, it does not appear Xiong Luo had a controlling interest in NI. Absent further substantial evidence, accounting for the transaction based on historical cost basis does not seem to be appropriate under GAAP. Please advise us of your GAAP basis for historical cost accounting, or revise your financial statements.

Response:  In the fourth quarter of 2007, Organic Region acquired 100% of the shares of Guangzhou Organic, which was owned by NI, for no consideration, and 100% of the shares of Zhuhai Organic for $5,000.000.  At the time of the acquisition, Luo Ziong beneficially owned 50% of the equity of Organic Region and 13.5% of the equity of NI.  However, Mr. Luo was the legal representative of both of the NI subsidiaries – Guangzhou Organic and Zhuhai Organic.  As the legal representative, under Chinese law, Mr. Luo has the full control over the operations of these two companies.  Accordingly, Mr. Luo, as the owner of 50% of the equity of Organic Region and the controlling person as the legal representative of Guangzhou Organic and Zhuhai Organic, controlled all of these entities and the acquisition was of companies under common control.  We have revised the note to disclose the basis for treating the transaction as being between parties under common control.

Securities and Exchange Commission
June 25, 2010

8. Equity Transactions, page F-16

22.
We read your response to comment 46 of our letter dated January 22, 2010. Please explain to us how you calculated the value of the $1,244,043 deemed preferred stock dividend. Further, please advise us why the deemed preferred stock dividend was not recorded in your financial statements for the period ended September 30, 2009. Refer to FASB ASC 470-20.

With respect to your allocation of the offering proceeds among common stock/ Series A preferred stock and options and warrants, it appears that you are allocating the proceeds based on a residual method rather than relative fair values. Note that the residual method is appropriate only if you classified the options and warrants separately as derivative liabilities. Please explain.

Response:  The $1,244,043 deemed preferred stock dividend is based on the Black-Scholes model.  We recorded $109,952 for the deemed preferred stock dividend for the quarter ended September 30, 2009.

We allocated the offering proceeds among common stock, series A preferred stock and options and warrants based on relative fair values and Black-Scholes option pricing model.

We issued 17,462,744 shares of common stock and warrants to purchase 13,612,120 shares of common stock in a private placement, for an aggregate purchase price of $1,636,000.  Of the purchase price, $523,586 was allocated to the warrants based on their fair value calculated using the Black-Scholes option pricing model.  The remaining proceeds of $1,112,414 were allocated to the common stock.

We issued, for total consideration of $1,000,000 (i) 1,000,000 shares of series A convertible preferred stock, (ii) an option to purchase an additional 1,000,000 shares of series A convertible preferred stock  at a purchase price of $1.00 per share, and (iii) five-year warrants to purchase 20,000,000 shares of common stock. Using Black-Scholes pricing model, the fair value of the preferred stock option was $21,689 at the grant date, the fair value of the warrants was $109,952, and the balance of $868,359 allocated to preferred stock. The embedded conversion feature had a zero value, as the net conversion rate was equal to the market price of the stock.

9. Income Taxes, page F-20

23.
We note your response to comment 56 of our letter dated January 22, 2010. Please disclose in the footnote, the entities and the years in which you derived the net losses. Also, provide all of the disclosures in accordance with FASB ASC Topic 740-10-50-2 to 7.

Response:  The footnote in the year-end and first quarter financial statements has been revised to show the entities from which the net losses were derived.

Item 15. Recent Sales of Unregistered Securities, page II-2

24.
We reissue comment 57 of our January 22, 2010 letter, in part.  Please either discuss why you did not file a Form D with respect to the January 15, 2009 and April 27, 2009 issuances, or if appropriate, remove your indication that you relied on Regulation D and ensure that your revised disclosure includes a brief synopsis of the facts that enabled you to rely on Section 4(2) with respect to these transactions.

Response:  We have removed the indication that we relied on Regulation D (other than in connection with the May 2010 private placement, for which a Form D was filed), and we have included a brief synopsis of the facts that enabled us to rely on Section 4(2).

Securities and Exchange Commission
June 25, 2010

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

General

25.	Please apply the above comments regarding your Form S-1 to all future periodic report filings, as applicable.

Response:  We will apply the comments in the June 10, 2010 comment letter in our future filings.

Exhibits 31.1 and 31.2

26.
In future filings, your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, you added the word “consolidated” to paragraph 4(b) and your reference in paragraph four to Exchange Act Rule 13-al5 should be to Exchange Act Rule 13a-15.

Response:  In future filings our certifications will be exactly as set forth in Item 601(b)(31) of Regulation S-K.

27.
In future filings, please delete the title of the officer from the initial sentence of your certifications. Please also confirm that the inclusion of your principal executive officer’s and principal financial officer’s titles was not intended to limit the capacity in which each individual provided the certification.

Response:  In future filings we will delete the title of the officer from the initial statements of the Exhibit 31 certifications.  This letter will confirm that the inclusion of our principal executive officer’s and principal financial officer’s titles was not intended to limit the capacity in which each individual provided the certification.

Very truly yours,

/s/ Anson Yiu Ming Fong
Anson Yiu Ming Fong
cc: Asher S. Levitsky P.C.